

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2023

Tyler Nelson
Chief Financial Officer
Vivakor, Inc.
4101 North Thanksgiving Way
Lehi, UT 84043

      Re: Vivakor, Inc.
          Registration Statement on Form S-3
          Filed January 10, 2023
          File No. 333-269178

Dear Tyler Nelson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Energy & Transportation

cc: Scott E. Linsky, Esq.